UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 26, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                                             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a Stock Exchange Announcement dated 26 February 2018 entitled ‘QATAR FOUNDATION TO ACQUIRE VODAFONE’S STAKE IN VODAFONE QATAR’.

RNS Number: 9377F

26 February 2018

26 February 2018

QATAR FOUNDATION TO ACQUIRE VODAFONE’S STAKE IN VODAFONE QATAR

The Vodafone brand will remain in Qatar through a branded Partner Market agreement

Vodafone Group today announced that Qatar Foundation will acquire Vodafone Europe B.V.’s 51% stake in the joint venture company - Vodafone and Qatar Foundation LLC - that controls Vodafone Qatar P.Q.S.C. (“Vodafone Qatar” or the “Company”).

Qatar Foundation will acquire Vodafone’s stake for a total cash consideration of QAR 1,350 million (€301 million), with QAR 1,250 million (€279 million) payable at completion and QAR 100 million (€22 million) payable 12 months after completion, which is expected in the next three months. This represents a 3% discount to the 30 trading day VWAP as at 25 February 2018.  The transaction values Vodafone Qatar at an enterprise value of QAR 6,502 million (€1,451 million) *.

Vodafone Group and Vodafone Qatar have entered into a Partner Market agreement with an initial term of five years from completion. Vodafone Qatar provides voice, messaging, data and fixed communications services to around 1.4 million customers and under the Partner Market agreement will continue to use the Vodafone brand and benefit from the expertise and assets of Vodafone Group.

Vivek Badrinath, Chief Executive Officer of Vodafone’s Africa, Middle East and Asia-Pacific region said: “We have experienced great success over the years in building our joint business in Qatar and always enjoyed a strong working relationship with the Qatar Foundation. As the company embarks in a new phase of its journey, we now look forward to continuing our involvement with the business through a long-term, branded partnership agreement and are committed to its ongoing success.”

Additional financial information:

Contribution of Vodafone Qatar to Vodafone Group financial statements:

€m**	12 months to Dec 2017
Revenue	481
EBITDA	134
Capex	78
Free Cash Flow contribution to Vodafone	51
Net Cash***	45

*                       FX €1 = QAR 4.48 as at 25 February 2018

**                  FX €1 = QAR 4.11 for the reporting period 12 months to Dec 2017.

***             Vodafone Group has extended US$223 million (€181 million) of funding to Vodafone Qatar under the 2014 Wakala investment agreement. These funds will be repaid to Vodafone Group in November 2019. FX €1 = USD 1.23 as at 25 February 2018.

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

About Vodafone Qatar P.Q.S.C

Vodafone Qatar P.Q.S.C. (“Vodafone Qatar”) provides a range of services including voice, messaging, data and fixed communications in the State of Qatar.  Vodafone Qatar commenced commercial operations in Qatar on 1 March 2009 with around 1.4 million customers now actively using Vodafone’s services supported by the Company’s state of the art network. Having built a converged IP network, in October 2012 Vodafone Qatar launched a comprehensive range of fibre-based enterprise grade and residential fixed products and services. Through this fibre connectivity, Vodafone Qatar is set to become a total communications provider contributing to the country’s digital agenda. Vodafone’s mission and purpose is to help its customers and communities to adapt and prosper as new trends and technologies reshape the world. Please visit www.vodafone.qa for more details.

Vodafone and Qatar Foundation LLC, the joint venture company, owns 45% of Vodafone Qatar P.Q.S.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 26, 2018	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary